CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
EXHIBIT 23

Consent of Independent Registered Public Accounting Firm
To the Board of Directors
Wilmington Trust Corporation:
We consent to the incorporation by reference in the registration statements (Nos: 333-124248, 333-69479 and 33-43675) on Forms S-8 of Wilmington Trust Corporation of our report dated June 29, 2009, with respect to the statements of net assets available for benefits of the Wilmington Trust Thrift Savings Plan as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K/A of the Wilmington Trust Corporation.
/s/ KPMG
Philadelphia, Pennsylvania
June 29, 2009